Filed pursuant to Rule 433
Registration No. 333-89492
Relating to Preliminary Prospectus Supplement dated July 12, 2010
Province of Nova Scotia
Final Term Sheet

Issuer:	Province of Nova Scotia

Expected Ratings:	Moody’s: Aa2; S&P: A+; DBRS: A

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Aggregate Principal Amount:	U.S.$ 750,000,000

Trade Date:	July 13, 2010

Expected Settlement Date:	July 21, 2010 (T + 6)

Maturity:	July 21, 2015

Interest Payment Dates:	January 21 and July 21 of each year

First Interest Payment Date:	January 21, 2011. Interest will accrue from July 21, 2010.

Spread to Benchmark:	T + 60.25 basis points

Spread to Mid-Swaps:	+ 34 basis points

Benchmark Treasury:	UST 1.875% due June 30, 2015

UST Spot/Yield:	100 – 00.25 / 1.873%

Yield to Maturity:	2.476%

Coupon:	2.375% payable semi-annually

Public Offering Price:	99.528% plus accrued interest from July 21, 2010 if settlement occurs after that date

Day Count:	30/360

Minimum Denominations:	U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000

Joint Lead Managers:	Banc of America Securities LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC

Co-managers:	CIBC World Markets Corp., National Bank Financial Inc., RBC Capital Markets Corporation, Bank of Montreal, London Branch, Barclays Capital Inc., Casgrain & Company (USA) Limited, Deutsche Bank Securities Inc., HSBC Securities (USA) Inc.

Listing:	Admission to the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF Market of the Luxembourg Stock Exchange may be completed following settlement on a best efforts basis.

Cusip#/ISIN#:	669827FX0 / US669827FX09

Prospectus:	Prospectus dated June 6, 2002, and Preliminary Prospectus Supplement dated July 12, 2010
http://www.sec.gov/Archives/edgar/data/842639/000095012310064967/y85523e424b3.htm

Legends:	A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 for Banc of America Securities LLC, 1-800-372-3930 for Scotia Capital (USA) Inc., and 1-800-263-5292 for TD Securities (USA) LLC.

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